FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the years ended September, 2002 and 2001

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


Date:  December 30, 2003                By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                          PEAKSOFT MULTINET CORPORATION
                              (in Canadian dollars)

                        Consolidated Financial Statements
                     Years ended 30 September 2002 and 2001

                            Revised 17 December 2003

PEAKSOFT MULTINET CORPORATION

Consolidated Financial Statements
(in Canadian dollars)

Years ended 30 September 2002 and 2001


Auditor's Report

Consolidated Financial Statements

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Changes in Cash

Notes to the Consolidated Financial Statements

GORDON K.W. GEE
Chartered Accountant              #101 - 325 Howe Street   Vancouver, BC V6C 1Z7
An incorporated professional      Telephone: (604) 689-8815
                                  Facsimile: (604) 689-8838
--------------------------------------------------------------------------------


INDEPENDENT AUDITOR'S REPORT

To  the  Shareholders  of  PeakSoft  Multinet  Corporation   (formerly  PeakSoft
Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2002 and 2001, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2002 and 2001 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2002 and shareholders' equity to the extent summarized in note 11 to the financial statements.

My previous report dated 7 February 2003, has been withdrawn and the financial statements have been revised to reflect a loss on investment not previously disclosed on the financial statements reported on that date. For further explanation of the revision, see note 7 in the Notes to the Financial Statements.

                                                /s/ Gordon K.W. Gee
                                                -------------------
Vancouver, B.C., Canada                            Gordon K.W. Gee
 7 February, 2003                               Chartered Accountant
17 December 2003 (Note 7)

GORDON K.W. GEE
Chartered Accountant               #101 - 325 Howe Street  Vancouver, BC V6C 1Z7
 An incorporated professional      Telephone: (604) 689 - 8815
                                   Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the  financial  statements.  My  report  to the  shareholders  dated 7
February 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

My previous report dated 7 February 2003, has been withdrawn and the financial statements have been revised to reflect a loss on investment not previously disclosed on the financial statements reported on that date. For further explanation of the revision, see note 7 in the Notes to the Financial Statements.




                                                /s/ Gordon K.W. Gee
                                                -------------------
Vancouver, B.C., Canada                         Gordon K.W. Gee
 7 February 2003                                Chartered Accountant
17 December 2003 (Note 7)

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
                                                               2002                       2001
                                                                 $                         $
------------------------------------------------------------------------------------------------
ASSETS

   Current Assets
     Cash                                              $     48,043                $        935
     Accounts receivable                                        578                         406
     Prepaids and deposits                                   16,810                     100,892
                                                       -----------------------------------------
                                                             65,431                     102,333

     Investment                                                   -                           -

     Capital assets                                               -                      18,072
                                                       -----------------------------------------
                                                             65,431                     120,305
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:

     Accounts payable and  accrued liabilities            2,818,615                   2,050,647
     Notes payable (Note 4)                               4,900,744                   4,932,327
                                                       -----------------------------------------
                                                          7,719,359                   6,982,974
     Deferred funds on proposed business
          Transactions (Note 5)                              75,000                           -
                                                       -----------------------------------------
                                                          7,794,359                   6,982,974
------------------------------------------------------------------------------------------------

   Shareholders' Equity:
     Share capital (Note 6)                               9,019,271                   9,019,271

     Accumulated deficit                                (16,748,199)

                                                         (7,728,928)                 (6,682,669)

                                                       $     65,431                $    120,305
================================================================================================

(See accompanying notes to the financial statements)

ON BEHALF OF THE BOARD:

/s/ Jesyka Anne Clarkson                        /s/ T.W. Metz
------------------------                        -------------
  Jesyka Anne Clarkson                              T.W. Metz
              Director                               Director

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars)
For the years ending 30 September

                                                        2002            2001              2000
                                                         $               $                 $
------------------------------------------------------------------------------------------------
Sales                                           $          -    $     32,233       $     80,715

Cost of goods sold                                         -             788              6,533

                                                           -          31,445             74,182
------------------------------------------------------------------------------------------------
Operating expenses:
     Amortization                                          -          37,792             38,370
     General and administration                      461,758       1,016,065          1,523,002
     Selling and marketing                                 -               -            134,086
     Research and development                              -             146            105,095
------------------------------------------------------------------------------------------------
                                                     461,758       1,054,003          1,800,553

Earnings (loss) before the undernoted               (461,758)     (1,022,558)        (1,726,371)

Interest on short term debt                         (363,871)       (339,894)          (257,359)
Loss on disposition of capital assets                (40,630)              -                  -
Other income                                               -               -            139,524
Loss on investment  (Note 7)                               -       1,584,562                  -
------------------------------------------------------------------------------------------------
Loss                                                (866,259)     (2,947,014)        (1,844,206)

Accumulated deficit, beginning of year, as
previously stated                                 14,297,378      12,934,926         11,090,720
Adjustment for prior year loss on  investment      1,584,562               -                  -
                                                -----------------------------------------------
Accumulated deficit, end of year, as restated     15,881,940      12,934,926         11,090,720
                                                -----------------------------------------------
Accumulated deficit, end of year                $ 16,748,199    $ 15,881,940       $ 12,934,926
------------------------------------------------------------------------------------------------


Loss per common share                                   0.29            0.78               0.48
===============================================================================================

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Cash (In Canadian dollars)
As at 30 September

                                                          2002           2001          2000
                                                           $              $             $
---------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
Operations:

     Net earnings (loss)                           $  (866,259)   $(2,947,014)   $(1,844,206)
     Items not involving cash:
          Amortization                                       -         37,792         38,370
          Capital assets disposed                       18,072              -              -
     Change in non-cash operating
          working capital                              820,295      2,800,708      1,820,495

                                                       (27,892)      (108,514)        14,659

Financing:
     Increase (decrease) in
          obligation under capital leases                    -              -         (1,897)
     Increase (decrease) in deferred proceeds on
          Proposed business transactions                75,000              -              -
     Issuance of share capital                               -              -         63,826

                                                        75,000              -         61,929
Investments:
     Acquisition of investment                               -          1,830         (1,830)
     Purchase of capital assets                              -         (4,513)       (18,621)

                                                             -         (2,683)       (20,451)

Increase (decrease) in cash position                    47,108       (111,197)        56,137

Cash, beginning of year                                    935        112,132         55,995


Cash, end of year                                  $    48,043    $       935    $   112,132
===============================================================================================

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2002 and 2001



The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.    Continuing operations:

      These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.    Significant accounting policies:

      (a)  Principles of consolidation:
            The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiary, PeakSoft Multinet Corp.USA. All significant inter-company transactions and balances have been eliminated on consolidation.

      (b)   Revenue recognition:
            Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

      (c)   Foreign currency translation:
            Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

      (d)   Research and development:
            Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

      (e)   Use of estimates:
            The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

      (f)   Financial instruments:
            The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2002 and 2001

3.  Capital assets:

                                                           2002         2001

                                      Accumulated       Net book      Net book
                              Cost    amortization        value         value
                                $         $               $               $
                              --------------------------------------------------
      Furniture and equipment   -         -                 -           4,526
      Computer equipment        -         -                 -          36,279
      Leasehold improvements    -         -                 -          10,546
                              --------------------------------------------------
                                -         -                 -          51,351
                              ==================================================

4.  Notes payable:
                                                      2002              2001
                                                         $                 $

      Notes payable bearing interest at 12% per annum
      with interest paid quarterly, and specific
         repayment terms.                             3,316,182     3,347,765
                                         =====================================

5. Deferred funds on proposed business transactions

      The company received funds from another corporation to assist in future business endeavours.

6.  Share capital:
                                                      Shares            Amount
                                                        #                   $
                                                  -----------------------------
      Authorized:
      Unlimited voting common shares without par value

      Issued:
      Balance, 01 October 1994                        82,036            94,580
      Issued amount year ended 30 September 1995:
            Issued to founders                       293,018                 -
            Issued for cash                          324,287           948,865
            Issue for services and technology         19,407            45,700
            Less share issuance costs                      -          (193,278)
      Issued amount year ended 30 September 1996:
            Issued for cash                          143,893           667,500
            Issued for services and technology       213,026         1,835,537
                                                  -----------------------------
      Issued amount year ended 30 September 1997:
            Issued for cash                          443,158         2,496,498
            Issued for services and technology        11,855            75,969
            Less share issuance costs                      -          (191,916)
      Issued amount year ended 30 September 1998:
            Issued for cash                          211,497           623,281
      Issued amount year ended 30 September 1999:
            Issued for cash                        2,052,743         2,981,847
            Less share issuance costs                      -          (429,128)
      Issued amount year ended 30 September 2000:
            Issued for services                       36,054            63,816
                                                  -----------------------------
      Balance, 30 September 2000 and 2001          3,830,974         9,019,271
                                                  =============================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2002 and 2001


6.    Fair value of financial instruments:
      The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

      (a) Short-term financial assets and liabilities: The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

      (b) Long-term financial liabilities:
      The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see Note 5).

7.    Loss on investment
      In the second quarter of fiscal year 2003, the company discovered that funds advanced to Peak.com, Inc. and to IncuLab, Inc. by some of the shareholders, on behalf of PeakSoft Multinet Corporation and that were to be repaid by PeakSoft Multinet Corporation, as loan repayment, had not been completely recorded on the Company's books.

      The advances were made toPeak.com between July and November 2000. These advances were reflected in a contingent debt conversion agreement with these shareholders dated for reference 1 August 2001. The Company was unable to verify the validity of the amounts of these advances until the forth quarter of fiscal year 2003.

      The Company acquired 89.5% of Peak.com, in November 2000, in exchange for certain fixed assets, a software license agreement and the assumption of US$410,000 in debt.

      As a part of the agreement to acquire an interest in IncuLab, Inc. through the sale of Peak.com to IncuLab, these same shareholders advanced additional funds directly to IncuLab on behalf of PeakSoft Multinet Corp., in order to acquire a greater interest in IncuLab. These advances were to be repaid by PeakSoft as loan repayment. During the second quarter of fiscal year 2003, the company discovered that these advances were also not completely recorded on the Company's books. These advances were reflected in a contingent debt conversion agreement with these shareholders dated for reference 1 August 2001. The Company was unable verify the validity of the amounts of these advances until the forth quarter of fiscal year 2003.

      The verification of the amounts of the advances to both Peak.com and IncuLab was accomplished during the forth quarter of fiscal year 2003 and found to be USD$1,023,090 in total,

      This total amount had been included in a contingent debt conversion agreement, with these shareholders, dated for reference 1 August 2001. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

      After the acquisition, management determined that IncuLab was not a going concern, nor would it be in the near future. As a result the investment was written off to the operating statement as a loss on investment.

8.    Loss per common share:
      Loss per common share is based on the weighted average number of common shares outstanding during the year.

                                                          USD         USD
                                                        -------------------
      Salaries to directors and officers                509,288     456,621
      Interest accrued on notes due to a shareholder    363,871     339,984

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2002 and 2001


9.    Related party transactions:
      The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                         2002              2001
                                                           $                 $
                                                    ----------------------------
      Legal fees paid to a former director/employee      3,500            38,000
                                                    ----------------------------
                                                       876,659           834,605
                                                    ============================

      These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

      Research and development (note 10d)

      Loss in accordance with
        United States GAAP               (866,259)     (1,362,452)   (1,844,206)
                                        =======================================
      Loss per common share                $ 0.23          $ 0.36        $ 0.49

      Weighted average number of shares
      used for calculation              3,830,974       3,830,974     3,820,928
                                        =======================================

10.   United States GAAP reconciliation:
      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

      (a)   Loss and loss per share:
                                              2002           2001        2000
                                                $            $             $
                                             -----------------------------------
      Loss in accordance with Canadian GAAP  (866,259)   (2,947,014) (1,844,206)
                                             ===================================
      (b)   Balance sheet:
            The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                       30 September 2002     30 September 2001

                                           Canadian      United States     Canadian      United States
                                             GAAP            GAAP            GAAP           GAAP
                                               $               $               $              $
                                           -----------------------------------------------------------
            Accumulated deficit            16,748,199    15,925,970        15,881,940    15,059,711
                                           ===========================================================

      (c)   Statement of cash flows:
            Cash used in operations and cash provided by financing activities would decrease by 2002 - $ nil and 2001 - $ nil.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2002 and 2001


      (d)   Research and development:
            In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

      (e)   Stock based compensation:
      The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2002 (2001 - nil, 2000 - nil).

      The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                2002        2001        2000
                                                  $            $           $
                                             -----------------------------------
      Loss - as reported                     866,259     2,947,014     1,844,206
      Loss - stock option value adjusted           -             -     2,177,462
      Loss per common share - as reported       0.23          0.78          0.49
      Loss per common share - adjusted          0.23          0.78          0.57

      The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                2002        2001        2000
                                              -------------------------------
      Expected dividend yield                    0%           0%          0%
      Expected stock price volatility            NA          NA%         70%
      Risk-free interest rate                    NA          NA%        5.5%
      Expected life of options                   NA          NA         1 yr.

      (f)   Taxation:
            For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

            The Company has deferred tax assets of approximately $5,000,000 (2001 - $4,800,000 and 2000 - $3,600,000) arising from losses carried forward (see note 13). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

11.   Commitments:

      There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2002 and 2001


12.   Income taxes:
      The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,200,000 in the United States and CDN $7,700,000 in Canada

13.   Subsequent Events:

      The following is subject to regulatory and shareholder approval:

      (a) Subsequent to this year end the Company has resolved to convert certain debts for shares at CDN$0.26 per share of the shares for debt arrangement were to be in effect at the year end, the liabilities and shareholders' equity of the on the balance sheet would be as follows:

                                                        2002            2001
                                                         $                 $
                                                  ------------------------------
                        Liabilities                          -               -

                        Shareholder's Equity
                          Share Capital             18,038,542       18,038,542
                        Accumulated Deficiency     (14,297,378)     (14,297,378)
                                                  ------------------------------
                                                    (3,741,164)     ( 3,741,164)
                                                  ==============================


      (b) On 22 January 2003, the Company resolved to convert additional debts of $461,874 for shares at CDN$0.26 per share, in which 1,776,437 shares are to be issued.

      (c) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 29,622,911 shares outstanding.

14.   Comparative figures:
      Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.



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